Cyruli Shanks & Zizmor, LLP
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December 12, 2006

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company")
Registration Statement on Form 10 File No. 000-51997

Dear Mr. Ravitz:

Enclosed please find the above-referenced Amendment No. 2 to the Form SB-2 filed by the Company which contains revisions in accordance with your October 6, 2006 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). The page numbers shown below refer to the pages on the EDGAR filing of Amendment No. 2

1. The registration statement has been revised to remove inconsistencies regarding the locales where vehicles are purchased and sold. Please see page 2 and well as Footnote 1.

2.  The disclosure contained in the registration statement is consistent with the Company’s previous press releases. It is respectfully submitted that the references to a “national basis” in the press releases was an attempt to differentiate the Company (which buys cars in several states and transports them across the country) from one that buys and sells only within one local geographic market.

3. The registration statement has been revised in accordance with Comment 3.

4. In response to Comment 4, please note that the registration statement has been revised to clarify that the Company’s shippers are independent, established, third party companies and that the inspections are performed by third party contractors at the auction locations. Please see page 5.

5.  In response to Comment 5, please note that the registration statement has been revised to clarify that the Company purchases most of its vehicles from institutional sellers, at auction, as opposed to purchasing them directly from such sellers. Please see page 5.

6. The registration statement has been revised to disclose the material terms of the Manheim Automotive Financial Services line of credit. Please see page 5.

7. The registration statement has been revised to disclose that the Manheim Automotive Financial Services line of credit has a maximum borrowing amount of $1,200,000. Please see page 5.

8. In response to Comment 8, please note that the registration statement has been revised to clarify that the Company’s shippers are independent, established, third party companies. Please see page 5.

9. The current loss per car has been added. Please see page 7.

10. In response to Comment 10, please note that the registration statement has been revised to clarify that the basis for the Company’s reduced transportation costs. Please see page 7.

11. Please note that the registration statement has been revised to disclose the Company’s 10% sellers and purchasers. Please see page 7.

12.  The disclosure contained in the registration statement is consistent with the Company’s previous press releases. It is respectfully submitted that the reference to “seasonal price discrepancies” in the press releases is not an indication of a seasonal fluctuation in the Company’s business in the sense that the Company’s sales levels are more concentrated in particular seasons. Rather, the references referred to management’s observation that the pricing of certain kinds of vehicles fluctuate before particular seasons, such as, the price of convertibles increase prior to the summer and the price of SUVs increase prior to the winter.

13. In response to Comment 13, please note that the registration statement has been revised to clarify that the Company has more than one credit facility. Please see page 10.

14. The risk factor has been revised to indicate how the Company’s purchases are geographically concentrated, as well as, the risks associated with a change in geographical price discrepancies. Please see page 10.

15. The risk factor has been revised as requested. Please see page 11.

16. The selected financial data has been revised by adding cross-references to specific notes to the financial statements.

17. The Critical Accounting Policies and Estimates section has been revised. Please see pages 14 and 15.

18. In response to Comment 18, please note that the Management’s Discussion & Analysis section has been revised to reflect the results of the three and nine months ended September 30, 2006 as well as to reflect this comment.

19. In response to Comment 19, please note that the Management’s Discussion & Analysis section has been revised to reflect the results of the three and nine months ended September 30, 2006.

20. In response to Comment 20, please note that the Management’s Discussion & Analysis section has been revised to reflect the results of the three and nine months ended September 30, 2006.

21. In response to Comment 21, please note that the Management’s Discussion & Analysis section has been revised to reflect the results of the three and nine months ended September 30, 2006, which indicates a return to profitability by the Company.

22.  In response to Comment 22, please note that the Quantitative and Qualitative Disclosures section has been revised. Please see page 25.

23. In response to Comment 23, please note that the Company believes that the information shown in the beneficial ownership table is correct.

24. The price per share has been added, please see page 31.

25. The equity transactions have been reconciled with the Company’s consolidated statements of changes in stockholder’s equity.

26. In response to Comment 26, the interest accrued has been reconciled to remove the discrepancy.

27. In response to Comment 27, the nature of the accrued expense was 12 vehicles which were mistakenly not accrued by the Company’s controller. The Company’s independent auditors were notified of the mistake by the controller. Since the error was realized, the independent auditors have increased their audit samples for past as well as current work. In addition, the removed of the duel dating was a typing error.

28. The unaudited financial statements for December 31, 2002 and December 31, 2001 have been removed.

29 In response to Comment 29, please note that now that December 31, 2002 and December 31, 2001 have been removed, the January 1, 2003 calculation has been revise, starting with the accounting acquirer’s capital stock and retained earnings. The Company has valued the 17,000,000 shares of common stock as agreed with the former Catadyne officers and the lack of any real trading value for the stock. The treasury stock was valued at the company’s book valued for Northeast Auto Acceptance Corp. (the New York corporation) prior to the acquisition.

30. Upon further review, there was no charge to depreciation during the six months ended June 30, 2006. The $98,000 amount was a typing error and should be “stock issued for consulting fees.”

31. Please note that the Notes to the financial statements have been revised to include quarterly financial data.

32. In response to Comment 32, please note that, the Company has added Note 16 to disclose the fair value of financial instruments.

33. In response to Comment 33, please note that the Company sells all of its vehicles at auction. The auction house does not deliver the vehicle and title until it collects payment. On occasion, one of the Company’s vehicles has a title issue and the auction house sells the vehicle with the problem title. This is what we refer to as “the Buyer assumes the responsibilities of ownership.” The reason why the Company’s Recognition Policy is to recognize revenue only when the vehicle is transferred with a title in any shape. When the auction house sells the vehicle, it deducts their selling fee and the cost of fixing any problem with the vehicle. We believe it is appropriate for the Company to recognize the gross basis rather then the net basis. These cost are not a reduction of the sale price but fees charged based upon work preformed. The Company has substantially accomplished what it must do to be entitled to the revenue when the vehicle is sold for cash at the auction.

34. In response to Comment 34, please note that the auction house sells the vehicle at the day of the auction and receives payment on that same day. The auction house assembles all the sales for that day and wires the funds to the Company. For this reason, the Company has a receivable until we receive the funds from the auction house.

35. In response to Comment 35, Note 6 has been revised as requested.

36. In response to Comment 36, the shares issued the September 15, 2004 were valued at the price that the Company had sold shares in a Rule 504 offering.

37. Note 7 has been revised to in accordance with Comment 37, stating that (“the Company is treating this transaction as a reverse merger and reorganization for accounting purposes. The financial statements include the operations of the NAAC-NY, the accounting acquire for all periods present.”).

38. The Company has revised Note 8 in accordance with Comment 38.

39. In response to Comment 39, please note that the amount of $1.33 in Note 8 was a typing error and should have been $0.85. The 228,000 shares issued during May, 2005 were valued at the market price on the day the stock purchase agreements were signed.

40. The Company issued in April, 2004 300,000 shares of Common Stock valued at $152,056 to settle $152,056 liability was used to determine the charge for the reverse merger. The liability was due and payable. Since the holder of the liability must consider that it had no chance of getting paid, that the 300,000 shares was a reasonable settlement. FASB 15 states the debtor recognizes no gain unless the aggregate future payments are less than the debtors recorded liability. Since, the debtor issued no par value shares, the face value of the liability was settled for the face value of the shares. The creditor agreed to the settlement prior to the acquisition by the new company. Catadyne was then considered a non-operating public shell corporation.

41. In response to Comment 41, please note that investor wanted to invest the $500,000 Dollars in the Company in December 2004. The Company agreed to issue the stock at $0.50 per share, which was above the market price of the stock. Upon due diligent, the Company found out the transfer agent had issued more common stock than was authorized. The investor wanted to give the funds to the Company and it was suggested that the Company issued the convertible note until the Company could correct the over issuance problem. When the Company increased its authorized common stock, the note was converted. Therefore, the convertible note could not have the existence of a beneficial conversion feature at the time of issuance.

Sincerely,

/s/ Paul Goodman
Paul Goodman